UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

No. 1 New Square

Bedfont Lakes Business Park

Feltham, Middlesex TW14 8HA

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Appointment of Director and Chief Finance Officer

On February 15, 2018, Samy Zekhout was appointed as Chief Finance Officer of Nomad Foods Limited (the “Company”), effective April 1, 2018 (the “Effective Date”). In this role, Mr. Zekhout will be the principal financial officer for the Company and will report to the Company’s CEO, Stéfan Descheemaeker. Upon joining the Company, Mr. Zekhout will also be appointed to the Company’s board of directors.

Mr. Zekhout joins the Company with more than 30 years of global consumer products experience at Procter & Gamble, most recently as CFO and Vice President of Global Grooming over the past 11 years. Throughout the course of his career, Mr. Zekhout has held various finance roles at Procter & Gamble.

Service Agreement with new Chief Finance Officer

In connection with his appointment, on February 15, 2018, the Company, Nomad Foods Europe Limited and Mr. Zekhout entered into a Service Agreement (the “Service Agreement”). Under the terms of the Service Agreement, Mr. Zekhout will (i) receive an annual salary of £425,000 that will be reviewed, but not necessarily increased, in April of each year (with the first review to take place in 2019), (ii) be eligible for performance-related discretionary cash bonuses (up to 100% of salary with an opportunity to increase this to 200% depending on business performance), subject to the achievement of financial and other performance targets as the Company may decide; and (iii) within 2 months following the Effective Date, be granted an award of 300,000 ordinary shares as incentive compensation under the Company’s 2015 Long Term Incentive Plan, subject to performance- based vesting conditions and the other terms and conditions set forth in a share grant award agreement. Mr. Zekhout is subject to confidentiality provisions and to non-competition and non-solicitation restrictive covenants for a period of 12 months after the termination of his employment, subject to an off-set for paid leave.

The description of the Service Agreement contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Service Agreement, which the Company intends to file as an exhibit to its Annual Report on Form 20-F. The information contained in this Report on Form 6-K is incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095) and (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Anja van Bergen
Name:	Anja van Bergen
Title:	Company Secretary

Dated: February 15, 2018